Exhibit 99.1

NEWS RELEASE

Lorus Therapeutics Announces Positive Anticancer Data for
IL-17E at AACR Tumor Immunology Conference

TORONTO, CANADA, December 4, 2012 - Lorus Therapeutics Inc. (TSX: LOR) (“Lorus”), a biopharmaceutical company specializing in the discovery, research and development of pharmaceutical products and technologies for the management of cancer, today announced the presentation of new data to support the development of its novel oncology product IL-17E at the 2012 American Association for Cancer Research (AACR) Tumor Immunology: Multidisciplinary Science Driving Basic and Clinical Advances Conference.

The presentation provides an overview of recent preclinical studies conducted by Lorus to assess the anticancer activity and safety of IL-17E. The studies show that IL-17E significantly inhibits the growth of colon and melanoma cancers in animal models, with no apparent signs of toxicity. The animal models used provide both a more complete assessment of the safety of IL-17E, and confirmation of the efficacy of IL-17E at safe doses. This is essential information for Lorus’ strategy to bring IL-17E into clinical studies to treat human cancers.

IL-17E is a novel cytokine-based cancer therapy that stimulates the immune system to inhibit tumor cell growth. IL-17E also directly attacks and kills cancer cells that have the IL-17E receptor, while having minimal activity on normal cells. The data presented today show for the first time that IL-17E is active against colon and melanoma tumors that have the IL-17E receptor, and support development of IL-17E as a potential new and safe approach for treating these kinds of cancers.

The direct tumor targeting property of IL-17E also provides a scientific rationale for selecting patients with the appropriate cancers that possess the IL-17E receptor and therefore more likely to benefit from IL-17E treatment.

“We are very pleased to have the opportunity to present our data at this special AACR conference focused on cutting-edge developments in tumor immunology and cancer immunotherapies.” said Dr. Aiping Young, Lorus' President and CEO. “Having recently entered into an agreement with a partner who will fund and develop the program through a Phase I clinical trial, the extension of the evidence to colon cancer and melanoma is important for drug development and commercialization strategies.”

The 2012 AACR Tumor Immunology Conference highlights developing technological advances aimed at understanding the inflammatory responses that contribute to cancer development and progression, and new methods of targeting the immune system for cancer prevention and treatment.  The conference is being held in Miami, Florida, from December 2-5, 2012.

About IL-17E
IL-17E is a novel biological therapy based on human interleukin 17E, which is a cytokine protein that acts on cells of the immune system.  IL-17E, which is in preclinical development, has potent anticancer properties against a range of solid tumors, including pancreatic, colon, lung, ovarian and breast cancers.  IL-17E showed equivalent or superior efficacy as a single agent compared to marketed drugs used to treat these cancers, including Avastin, Tarceva, Taxotere, Taxol, Cisplatin, and Gemzar.  IL-17E was also effective when used in combination with these drugs, and demonstrated antitumor efficacy that was greater than either agent alone without additional toxicity.

About Lorus
Lorus is a biopharmaceutical company focused on the discovery, research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. The Company also has expertise in antimicrobial drug discovery. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements
This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our research program plans, our plans to conduct clinical trials, the successful and timely completion of clinical studies and the regulatory approval process, our ability to continue as a going concern, our ability to fund future research, our plans to obtain partners to assist in the further development of our product candidates, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “believe”, “plan”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: our ability to continue as a going concern, our ability to obtain the capital required for research and operations, the inherent risks in early stage drug development including demonstrating efficacy, development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our Annual Information Form underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.

Enquiries:

For further information, please contact:

Grace Tse, 416-798-1200 ext. 380; ir@lorusthera.com